SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Dell Inc.

(Name of Subject Company (Issuer))

Dell Inc.

(Names of Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Common Stock: 24702R101

(CUSIP Number of Class of Securities)

Lawrence P. Tu

Senior Vice President and General Counsel

Dell Inc.

One Dell Way

Round Rock, Texas 78682

(512) 338-4400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard J. Parrino Kevin K. Greenslade Joseph G. Connolly, Jr. Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600	Janet B. Wright Vice President-Corporate, Securities & Finance Counsel Dell Inc. One Dell Way Round Rock, Texas 78682 (512) 338-4400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$47,272,959	$6,449

*	Estimated pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, solely for purposes of determining the amount of the filing fee. The transaction valuation is based upon the aggregate cash purchase price of approximately $47,272,959 payable for all options to purchase shares of common stock being solicited in this offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introduction

Dell Inc., a Delaware corporation (the “Company”), is filing this Tender Offer Statement on Schedule TO (together with the exhibits hereto (the “Statement”)) with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase outstanding options to purchase shares of its common stock, par value $0.01 per share (the “Common Stock”), on the terms and subject to the conditions described in the Offer to Purchase for Cash Outstanding Options to Purchase Common Stock under the Dell Inc. 2012 Long-Term Incentive Plan and the Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan dated September 26, 2013, and the schedule and appendices attached thereto (the “Offer to Purchase”). The Offer to Purchase filed herewith as Exhibit (a)(1)(A), the Tender Election Form filed herewith as Exhibit (a)(1)(B), the Withdrawal Election Form filed herewith as Exhibit (a)(1)(C), the Forms of Mail or E-mail Communications to Option Holders filed herewith as Exhibit (a)(1)(D), the Screenshots of Tender Offer Website filed herewith as Exhibit (a)(1)(E), the Forms of Confirmation Messages filed herewith as Exhibit (a)(1)(F), the Form of Reminder E-mail filed herewith as Exhibit (a)(1)(G), and the Tender Offer FAQs filed herewith as Exhibit (a)(1)(H), as each of which may be amended or supplemented from time to time, together and with all schedules and annexes thereto, constitute the “Offer.”

The Offer is being made in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of February 5, 2013, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 2, 2013 (as it may be further amended from time to time, the “merger agreement”), by and among Denali Holding Inc., a Delaware corporation (“Parent”), Denali Intermediate Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Intermediate”), Denali Acquiror Inc., a Delaware corporation and a wholly-owned subsidiary of Intermediate (“Merger Sub” and taken together with Intermediate and Parent, the “Parent Parties”), and the Company, filed herewith as Exhibit (d)(3) and Exhibit (d)(4), respectively. The merger agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company (the “merger”), with the Company surviving the merger as a wholly-owned subsidiary of Intermediate. The merger and the merger agreement are described in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on May 31, 2013 (the “Proxy Statement”), filed herewith as Exhibit (d)(1), as supplemented by the Company’s proxy supplement on Schedule 14A filed with the SEC on August 14, 2013 (the “Proxy Supplement”), filed herewith as Exhibit (d)(2).

The cross-references below are being supplied pursuant to General Instruction F to Schedule TO and show the location in the Offer, the Proxy Statement or the Proxy Supplement of the information required to be included in response to the items of Schedule TO. Pursuant to General Instruction F to Schedule TO, the Offer, the Proxy Statement and the Proxy Supplement are incorporated in their entireties herein by reference, and the responses to each item in this Statement are qualified in their entireties by the information contained in the Offer, the Proxy Statement and the Proxy Supplement.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)    Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Dell Inc.

One Dell Way

Round Rock, Texas 78682

(512) 338-4400

(b)    Securities. The information set forth in the Offer to Purchase under “The Offer—1. General” and “The Offer—2. Number of Options; Expiration Date” is incorporated herein by reference.

(c)    Trading Market and Price. The information set forth in the Offer to Purchase under “The Offer—9. Price Range of Dell Common Stock Underlying the Options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)    Name and Address. The Company is the filing person and the subject company. The Company’s business address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “The Offer—12. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

The following persons are the executive officers, directors and/or controlling persons of the Company:

Name	Position
Michael S. Dell	Chairman and Chief Executive Officer
James W. Breyer	Director
Donald J. Carty	Director
Janet F. Clark	Director
Laura Conigliaro	Director
Kenneth M. Duberstein	Director
Gerard J. Kleisterlee	Director
Klaus S. Luft	Director
Alex J. Mandl	Director
Shantanu Narayen	Director
H. Ross Perot, Jr.	Director
Jeffrey W. Clarke	Vice Chairman and President, End User Computing Solutions and Operations
Stephen J. Felice	President, Chief Commercial Officer
Brian T. Gladden	Senior Vice President and Chief Financial Officer
Marius A. Haas	President, Enterprise Solutions
Steve H. Price	Senior Vice President, Human Resources
Karen H. Quintos	Senior Vice President and Chief Marketing Officer
John A. Swainson	President, Software
Lawrence P. Tu	Senior Vice President, General Counsel and Secretary
Suresh C. Vaswani	President, Services

The business address and telephone number of each of the above executive officers, directors and controlling persons is c/o Dell Inc., One Dell Way, Round Rock, Texas 78682, and (512) 338-4400.

Item 4.	Terms of the Transaction.

(a)    Material Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Questions and Answers about the Offer,” “Significant Consequences to Non-Participating Option Holders,” “The Offer,” “The Merger” and Appendices 1 through 48 attached to the Offer to Purchase are incorporated herein by reference.

(b)    Purchases. The information set forth in the Offer to Purchase under “The Offer—12. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The information set forth in the Proxy Statement under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference. The information set forth in the Proxy Supplement under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)    Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under “The Offer—12. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” and “The Merger” is incorporated herein by reference. The information set forth in the Proxy Statement, supplemented as indicated below by the information set forth in the Proxy Supplement, under “Summary Term Sheet,” “Questions and Answers About the Special Meeting and the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger,” “Special Factors—Financing for the Merger—MD Investors Equity Financing,” “Special Factors—Limited Guarantees,” “The Merger Agreement” and Annex A to the Proxy Statement is incorporated herein by reference. The information set forth in the Proxy Supplement under “Update to the Summary Term Sheet,” “Update to Questions and Answers About the Special Meeting and the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger,” “Special Factors—Financing for the Merger—MD Investors Equity Financing,” “Amendment No. 1 to the Original Merger Agreement” and Annex A to the Proxy Supplement is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)    Purposes. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—3. Purpose of the Offer; Plans” is incorporated herein by reference.

(b)    Use of Securities Acquired. The information set forth in the Offer to Purchase under “The Offer—13. Status of Options Canceled by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference. The information set forth in the Proxy Statement, supplemented as indicated below by the information set forth in the Proxy Supplement, under “Summary Term Sheet,” “Questions and Answers About the Special Meeting and the Merger,” “The Merger Agreement—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares” and Annex A to the Proxy Statement is incorporated herein by reference. The information set forth in the Proxy Supplement under “Update to the Summary Term Sheet,” “Update to Questions and Answers About the Special Meeting and the Merger,” “Amendment No. 1 to the Original Merger Agreement—Treatment of Company Stock Options, Company RSU Awards and Company Restricted Shares” and Annex A to the Proxy Supplement is incorporated herein by reference.

(c)    Plans. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—3. Purpose of the Offer; Plans” is incorporated herein by reference. The information set forth in the Proxy Statement, supplemented as indicated below by the information set forth in the Proxy Supplement, under “Summary Term Sheet,” “Questions and Answers About the Special Meeting and the Merger,” “Special Factors—Background of the Merger,” “Special Factors— Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger,” “Special Factors—Plans for the Company After the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger,” “The Merger Agreement” and Annex A to the Proxy Statement is incorporated herein by reference. The information set forth in the Proxy Supplement under “Update to the Summary Term Sheet,” “Update to Questions and Answers About the Special Meeting and the Merger,” “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger,” “Amendment No. 1 to the Original Merger Agreement” and Annex A to the Proxy Supplement is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)    Source of Funds. The information set forth in the Offer to Purchase under “The Offer—10. Source and Amount of Consideration” is incorporated herein by reference.

(b)    Conditions. Not applicable.

(d)    Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)    Securities Ownership. The information set forth in the Offer to Purchase under “The Offer—12. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The information set forth in the Proxy Statement, supplemented as indicated below by the information set forth in the Proxy Supplement, under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “Important Information Regarding Dell—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference. The information set forth in the Proxy Supplement under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “Important Information Regarding Dell—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)    Securities Transactions. The information set forth in the Offer to Purchase under “The Offer—12. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The information set forth in the Proxy Statement, supplemented as indicated below by the information set forth in the Proxy Supplement, under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger,” “Important Information Regarding Dell—Security Ownership of Certain Beneficial Owners and Management” and “Important Information Regarding Dell—Transactions in Common Stock” is incorporated herein by reference. The information set forth in the Proxy Supplement under “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger,” “Important Information Regarding Dell—Security Ownership of Certain Beneficial Owners and Management” and “Important Information Regarding Dell—Transactions in Common Stock” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)    Solicitations and Recommendations. Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information. Not applicable.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under “The Offer—8. Conditions of the Offer,” “The Offer—12. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options,” “The Offer—14. Legal Matters; Regulatory Approvals” and “The Merger” is incorporated herein by reference. The information set forth in the Proxy Statement, supplemented as indicated below by the information set forth in the Proxy Supplement, under “Summary Term Sheet,” “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger,” “Special Factors—Regulatory Approvals,” “Special Factors—Litigation” and “The Merger Agreement” is incorporated herein by reference. The information set forth in the Proxy Supplement under “Update to the Summary Term Sheet,” “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger,” “Special Factors—Regulatory Approvals,” “Special Factors—Litigation” and “Amendment No. 1 to the Original Merger Agreement” is incorporated herein by reference.

(c)    Other Material Information. The information set forth in the Offer to Purchase under “Significant Consequences to Non-Participating Option Holders” and “Additional Information” is incorporated herein by reference. The information set forth in the Proxy Statement, including all annexes thereto, as supplemented by the information set forth in the Proxy Supplement, is incorporated herein by reference. The information set forth in the Proxy Supplement, including all annexes thereto, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(l)(A)	Offer to Purchase, dated September 26, 2013

(a)(1)(B)	Tender Election Form

(a)(1)(C)	Withdrawal Election Form

(a)(1)(D)	Forms of Mail or E-mail Communications to Option Holders

(a)(1)(E)	Screenshots of Tender Offer Website

(a)(1)(F)	Forms of Confirmation Messages

(a)(1)(G)	Form of Reminder E-mail

(a)(1)(H)	Tender Offer FAQs

(d)(1)	Definitive Proxy Statement, dated May 30, 2013 (incorporated by reference to Dell Inc.’s definitive proxy statement on Schedule 14A filed on May 31, 2013)

(d)(2)	Proxy Supplement, dated August 14, 2013 (incorporated by reference to Dell Inc.’s proxy supplement on Schedule 14A filed on August 14, 2013)

(d)(3)	Agreement and Plan of Merger, dated as of February 5, 2013, by and among Denali Holding Inc., Denali Intermediate Inc., Denali Acquiror Inc. and Dell Inc. (incorporated by reference to Annex A to the Proxy Statement)

(d)(4)	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 2, 2013, by and among Denali Holding Inc., Denali Intermediate Inc., Denali Acquiror Inc. and Dell Inc. (incorporated by reference to Annex A to the Proxy Supplement)

(d)(5)	Dell Inc. 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Dell Inc.’s Current Report on Form 8-K filed on July 19, 2012)

(d)(6)	Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Appendix A to Dell Inc.’s definitive proxy statement on Schedule 14A filed on October 31, 2007)

(d)(7)	Rollover and Equity Financing Commitment Letter, dated February 5, 2013, among Michael S. Dell, Susan Lieberman Dell Separate Property Trust and Denali Holding Inc. (incorporated by reference to Exhibit (d)(3) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(8)	Amendment No. 1 to Rollover and Equity Financing Commitment Letter, dated as of August 2, 2013, among Michael S. Dell, Susan Lieberman Dell Separate Property Trust and Denali Holding Inc. (incorporated by reference to Exhibit (d)(3)(i) of Amendment No. 8 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on August 14, 2013)

(d)(9)	Equity Financing Commitment Letter, dated February 5, 2013, between MSDC Management, L.P. and Denali Holding Inc. (incorporated by reference to Exhibit (d)(4) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(10)	Amendment No. 1 to Equity Financing Commitment Letter, dated as of August 2, 2013, between MSDC Management, L.P. and Denali Holding Inc. (incorporated by reference to Exhibit (d)(4)(i) of Amendment No. 8 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on August 14, 2013)

(d)(11)	Equity Financing Commitment Letter, dated February 5, 2013, among Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P. and Denali Holding Inc. (incorporated by reference to Exhibit (d)(5) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(12)	Amendment No. 1 to Equity Financing Commitment Letter, dated as of August 2, 2013, among Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P. and Denali Holding Inc. (incorporated by reference to Exhibit (d)(5)(i) of Amendment No. 8 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on August 14, 2013)

(d)(13)	Limited Guarantee, dated as of February 5, 2013, between Michael S. Dell and Dell Inc. in favor of Dell Inc. (incorporated by reference to Exhibit (d)(6) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(14)	Limited Guarantee, dated as of February 5, 2013, between Silver Lake Partners III, L.P. and Dell Inc. in favor of Dell Inc. (incorporated by reference to Exhibit (d)(7) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(15)	Limited Guarantee, dated as of February 5, 2013, between Silver Lake Partners IV, L.P. and Dell Inc. in favor of Dell Inc. (incorporated by reference to Exhibit (d)(8) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(16)	Interim Investors Agreement, dated as of February 5, 2013, by and among Denali Holding Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Management, L.P., Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., and, for purposes of Sections 2.7.2, 2.12.2, 2.12.6, 2.20 and Article III only, Michael S. Dell 2009 Gift Trust and Susan L. Dell 2009 Gift Trust (incorporated by reference to Exhibit (d)(9) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(17)	Amendment No. 1 to Interim Investors Agreement, dated as of August 2, 2013, by and among Denali Holding Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Management, L.P., Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., and, for purposes of Sections 2.7.2, 2.12.2, 2.12.6, 2.20 and Article III only, Michael S. Dell 2009 Gift Trust and Susan L. Dell 2009 Gift Trust (incorporated by reference to Exhibit (d)(9)(i) of Amendment No. 8 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on August 14, 2013)

(d)(18)	Form of Employment Agreement to be entered into by and among Dell Inc., Denali Holding Inc. and Michael S. Dell (incorporated by reference to Exhibit (d)(10) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(19)	Voting and Support Agreement, dated as of February 5, 2013, by and among the stockholders listed on the signature pages thereto and Dell Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed on February 15, 2013)

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELL INC.

By:	/s/ Janet B. Wright
	Name:	Janet B. Wright
	Title:	Vice President and Assistant Secretary

Dated: September 26, 2013

EXHIBIT INDEX

(a)(l)(A)	Offer to Purchase, dated September 26, 2013

(a)(1)(B)	Tender Election Form

(a)(1)(C)	Withdrawal Election Form

(a)(1)(D)	Forms of Mail or E-mail Communications to Option Holders

(a)(1)(E)	Screenshots of Tender Offer Website

(a)(1)(F)	Forms of Confirmation Messages

(a)(1)(G)	Form of Reminder E-mail

(a)(1)(H)	Tender Offer FAQs

(d)(1)	Definitive Proxy Statement, dated May 30, 2013 (incorporated by reference to Dell Inc.’s definitive proxy statement on Schedule 14A filed on May 31, 2013)

(d)(2)	Proxy Supplement, dated August 14, 2013 (incorporated by reference to Dell Inc.’s proxy supplement on Schedule 14A filed on August 14, 2013)

(d)(3)	Agreement and Plan of Merger, dated as of February 5, 2013, by and among Denali Holding Inc., Denali Intermediate Inc., Denali Acquiror Inc. and Dell Inc. (incorporated by reference to Annex A to the Proxy Statement)

(d)(4)	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 2, 2013, by and among Denali Holding Inc., Denali Intermediate Inc., Denali Acquiror Inc. and Dell Inc. (incorporated by reference to Annex A to the Proxy Supplement)

(d)(5)	Dell Inc. 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Dell Inc.‘s Current Report on Form 8-K filed on July 19, 2012)

(d)(6)	Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Appendix A to Dell Inc.‘s definitive proxy statement on Schedule 14A filed on October 31, 2007)

(d)(7)	Rollover and Equity Financing Commitment Letter, dated February 5, 2013, among Michael S. Dell, Susan Lieberman Dell Separate Property Trust and Denali Holding Inc. (incorporated by reference to Exhibit (d)(3) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(8)	Amendment No. 1 to Rollover and Equity Financing Commitment Letter, dated as of August 2, 2013, among Michael S. Dell, Susan Lieberman Dell Separate Property Trust and Denali Holding Inc. (incorporated by reference to Exhibit (d)(3)(i) of Amendment No. 8 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on August 14, 2013)

(d)(9)	Equity Financing Commitment Letter, dated February 5, 2013, between MSDC Management, L.P. and Denali Holding Inc. (incorporated by reference to Exhibit (d)(4) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(10)	Amendment No. 1 to Equity Financing Commitment Letter, dated as of August 2, 2013, between MSDC Management, L.P. and Denali Holding Inc. (incorporated by reference to Exhibit (d)(4)(i) of Amendment No. 8 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on August 14, 2013)

(d)(11)	Equity Financing Commitment Letter, dated February 5, 2013, among Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P. and Denali Holding Inc. (incorporated by reference to Exhibit (d)(5) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(12)	Amendment No. 1 to Equity Financing Commitment Letter, dated as of August 2, 2013, among Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P. and Denali Holding Inc. (incorporated by reference to Exhibit (d)(5)(i) of Amendment No. 8 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on August 14, 2013)

(d)(13)	Limited Guarantee, dated as of February 5, 2013, between Michael S. Dell and Dell Inc. in favor of Dell Inc. (incorporated by reference to Exhibit (d)(6) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(14)	Limited Guarantee, dated as of February 5, 2013, between Silver Lake Partners III, L.P. and Dell Inc. in favor of Dell Inc. (incorporated by reference to Exhibit (d)(7) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(15)	Limited Guarantee, dated as of February 5, 2013, between Silver Lake Partners IV, L.P. and Dell Inc. in favor of Dell Inc. (incorporated by reference to Exhibit (d)(8) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(16)	Interim Investors Agreement, dated as of February 5, 2013, by and among Denali Holding Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Management, L.P., Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., and, for purposes of Sections 2.7.2, 2.12.2, 2.12.6, 2.20 and Article III only, Michael S. Dell 2009 Gift Trust and Susan L. Dell 2009 Gift Trust (incorporated by reference to Exhibit (d)(9) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(17)	Amendment No. 1 to Interim Investors Agreement, dated as of August 2, 2013, by and among Denali Holding Inc., Michael S. Dell, Susan Lieberman Dell Separate Property Trust, MSDC Management, L.P., Silver Lake Partners III, L.P., Silver Lake Partners IV, L.P., Silver Lake Technology Investors III, L.P., and, for purposes of Sections 2.7.2, 2.12.2, 2.12.6, 2.20 and Article III only, Michael S. Dell 2009 Gift Trust and Susan L. Dell 2009 Gift Trust (incorporated by reference to Exhibit (d)(9)(i) of Amendment No. 8 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on August 14, 2013)

(d)(18)	Form of Employment Agreement to be entered into by and among Dell Inc., Denali Holding Inc. and Michael S. Dell (incorporated by reference to Exhibit (d)(10) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to Dell Inc. filed on March 29, 2013)

(d)(19)	Voting and Support Agreement, dated as of February 5, 2013, by and among the stockholders listed on the signature pages thereto and Dell Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed on February 15, 2013)